Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551-2999
+1 567 336 5000 tel
+1 567 336 8262 fax
www.o-i.com

September 27, 2019

VIA EDGAR TRANSMISSION

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  SiSi Cheng and Anne McConnell

Re:                             Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2018

Filed February 14, 2019

File No. 001-09576

Dear Ms. Cheng and Ms. McConnell:

This letter is in response to the letter dated September 16, 2019, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and the Company’s response on August 21, 2019, to the Staff’s letter dated July 24, 2019. The Staff’s comment is set forth below in bold, followed by the Company’s response to the comment.

Please note that the “Company” refers to Owens-Illinois, Inc., and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 10-K. All terms used but not defined have the meanings assigned to such terms in the Form 10-K.

Form 10-K for the year ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.              We appreciate the information you provided in your response to prior comment 1 in your letter dated August 21, 2019.  Please more fully address the following:

•                  In regard to our request to disclose how you determined the amount of the additional asbestos-related charge you recorded, we note that you develop information to assist you in estimating the total number of future Asbestos Claims likely to be asserted against the Company and use this estimate, along with an estimation of disposition costs and related legal costs, as inputs to develop your best estimate of the total probable liability.  Please tell us what additional information you can disclose to help investors understand the specific changes in your assumptions, including the magnitude of the changes, that impacted your asbestos-related liability, such as the percentage increase in the number of claims likely to be asserted and the percentage increase in disposition costs and related legal costs; and

•                  In regard to our request to disclose updated claims activity roll-forwards in your Form 10-Qs, we note that you indicate a large volume of the Company’s claim dispositions have historically occurred in the fourth quarter of each year.  In light of the recent change in your claims strategy, we note that during the six months ended June 30, 2019 your asbestos payments increased ~300% relative to the comparable prior year period.  Please tell us what additional information you can disclose to help investors understand and assess your asbestos payments on a quarterly basis, such as the number of claims disposed of during each period.

Response:

In future filings, to help investors understand specific material changes in the Company’s assumptions related to its asbestos-related liability, the Company will disclose information, such as the percentage increase (decrease) in the number of claims likely to be asserted and the percentage increase (decrease) in disposition costs and related legal costs to the extent such information is material.

The Company proposes to expand the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations, in the next periodic report where the Company discusses material changes in the Company’s assumptions related to its asbestos-related liability, to include this additional information. Set forth below, for illustrative purposes only, is expanded sample disclosure based on the Company’s Annual Report on Form 10-K for the period ended December 31, 2018 with the proposed additions marked in underlined text.

Charge for Asbestos-Related Costs

For the year ended December 31, 2018, the Company’s comprehensive legal review of its asbestos-related liabilities resulted in a $125 million charge.  This charge was primarily due to factors impacting the increased likelihood of additional losses resulting from changes in the law, procedure, the expansion of judicial resources in certain jurisdictions, renewed attention to dockets of non-mesothelioma cases, and new information obtained about the Company’s asbestos-related liability.  The combined effect of these factors, as well as successful attempts by plaintiffs leveraging a changing litigation environment, resulted in an approximate 38% increase in the estimated number of claims likely to be asserted against the Company in the future and an immaterial decrease in the estimated average disposition cost per claim (including related legal costs).  For the years ended December 31, 2017 and 2016, no adjustments were required for asbestos-related costs.

As part of its future comprehensive annual reviews, the Company will estimate its total asbestos-related liability and such reviews may result in adjustments to the liability accrued at the time of the review. The Company continues to believe that its ultimate asbestos-related liability cannot be estimated with certainty.

See “Critical Accounting Estimates” and Note 13 to the Consolidated Financial Statements for additional information.

In future filings, to help investors understand and assess the Company’s asbestos payments on a quarterly basis, the Company will disclose the number of claims disposed of during the period.

The Company proposes to expand the disclosure in Note 10 of the Company’s condensed consolidated financial statements to include this additional information. Set forth below, for illustrative purposes only, is expanded sample disclosure based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 with the proposed additions marked in underlined text.

Since receiving its first Asbestos Claim, as of June 30, 2019, the Company in the aggregate has disposed of approximately 400,800 Asbestos Claims at an average indemnity payment of approximately $10,000 per claim. During the three months ended June 30, 2019, the Company disposed of approximately 200 Asbestos Claims. The Company’s asbestos indemnity payments have varied on a per-claim basis and are expected to continue to vary considerably over time.

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Please contact Julia Thompson at (202) 637-1073 of Latham & Watkins LLP if you have any questions.

Very truly yours,

/s/ John A. Haudrich
John A. Haudrich
Senior Vice President and Chief Financial Officer

cc:                                MaryBeth Wilkinson, Owens-Illinois, Inc.

Julia Thompson, Latham & Watkins LLP

Tracy Edmonson, Latham & Watkins LLP